Exhibit 99.4

BUILDING THE G A T E W A Y T O THE FUTURE OF B O A T ING A SCALABLE, MULTI - CHANNEL MARINE PLATFORM VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 1

VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 2 NAUTICAL VENTURES GROWTH VISION Forward - Looking Statements This presentation contains forward - looking statements within the meaning of applicable securities laws . For - ward - looking statements are typically identified by words such as “anticipate,” “believe,” “expect,” “estimate,” “in - tend,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “will,” and similar expressions, or the negative of these terms or other comparable terminology . These forward - looking statements include, but are not limited to, statements regarding revenue projections, profitability, growth strategies, market size and adoption rates, strate - gic partnerships, expansion plans, and other anticipated future results or developments . Forward - looking statements are based on management’s current expectations, estimates, assumptions, and pro - jections about the business and industry, which are inherently subject to risks and uncertainties . Actual results could differ materially from those anticipated in such forward - looking statements due to various factors, including but not limited to market conditions, customer adoption, operational execution, regulatory developments, compe - tition, and economic factors . Readers are cautioned not to place undue reliance on forward - looking statements, which are made only as of the date of this presentation . Vision Marine Technologies Inc . and Nautical Ventures Group disclaim any obligation to update or revise any forward - looking statements, whether as a result of new information, future events, or other - wise, except as required by applicable law . Certain market and industry data included in this presentation are based on public sources believed to be reliable or derived from internal analyses, which, while believed to be reasonable, have not been independently verified .

EXECUTIVE SUMMARY Summary This transaction brings together a high - performance electric propulsion innovator and one of the most prominent marine retailers in the U.S. The combined platform merges Vision Marine’s industrialized electric technology and OEM relation - ships with Nautical Ventures’ strong revenue base, consumer access, and physical infrastructure . The result is a unified, U . S . - based operation with em - bedded IP, electric integration capabilities, sales, service, and marina presence — positioned to serve today’s boating demand while enabling the industry’s transition to electric . Technology Meets Distribution: Vision Marine brings industrialized electric propulsion systems; Nautical Ventures provides direct access to Florida’s high - volume retail market. Built - In Platform Synergies: NVG’s inventory, locations, and customer base create a natural channel for Vision’s propulsion systems, service programs, and aftermarket products. Asset - Backed Growth: Combined organization includes over $66M in boat inventory and real es - tate equity, supporting operational scale and commercial execution. Accelerated Go - to - Market Capability: Vision Marine’s OEM integrations and white - label agreements will be supported by NVG’s in - house sales and service footprint. Full Customer Lifecycle Coverage: From propulsion development to marina delivery, the combined entity controls key points of the consumer journey. VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 3

ACQUISITION

Strategic Rationale and Value of the Acquisition

Vision Marine Tech. Platform Now Matched With Award Winning Market Access

VISION MARINE TECHNOLOGIES

- Integration Expertise (22+ Boats) Which Cover 80% Of Nautical Venture' Boat Platform In Inventory
- Established Strategic Relationships With Major OEMs Including White Labelling Licensing
- Proprietary Electric Powertrain Technology
- Growing Manufacturer Agreement Portfolio
- CAD $ 9.7 M Inventory And Deposits To Suppliers Ready For Sale As at February 25, 2025
- Growing Patent Pending Electric Technology Portfolio
- Unique Boat Rental Operation Expertise With Over 70,000 Rentals.

NAUTICAL VENTURES

- 2024 Winner Of The *Boating Industry Top 100 Boat Dealership*
- Revenue Grew at a 22.6% CAGR over the last 5 years.
- $ 66.4M in Inventory at March 31, 2025
- 9 Locations , 50,000+ Client Database
- Exclusive Waterfront Assets And High-Impact Marketing
- Accelerated Access To Consumers Across The Gulf And Atlantic Coasts
- Option To Purchase Real Estate With Equity Position.

[1] miasf.com

VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 4

BUSINESS MODEL From Propulsion to the Point of Sale: Our Controlled Value Business Model of the Combined Enterprise 2 % Water Toys & Related Products Integration Services Boat Club Memberships The combined business operates a diversified, layered revenue model designed for scalability . ICE boat sales continue to anchor revenue through Nautical Ventures’ dealership network . At the same time, the company is building electric sales channels through the commercialization of E - Motion pro - pulsion systems . Recurring revenue is built into the structure via extended warranties, financing, service plans . Finally, Vision Marine’s integration capability opens a new, high - margin vertical — electric installs — that can be deployed immediately across existing facilities . 4% 2 % Financing & Warranty 5 % Marine Servicing & After Sale Services 7 % Electric Boat & Powertrain Sales Boat Sales 70% 10 % Expected Revenue Share of Combined Enterprise Following The Acquisition VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 5

FINANCIALS

VMAR | Nasdaq Listed

Financial Snapshot

Combined Revenue

Pro-Forma revenue for the year ended Aug. 31, 2024

CAD $153M

Combined Inventory

Includes Inventory and Supplier Deposits at Feb. 28, 2025

CAD $103.1M

Nautical Ventures grew its revenues in excess of 22% over the last five years. The addition of Vision Marine's E-Motion™ inventory and integration capability are opportunitys to diversify revenue streams and expand margins. With additional electric offerings, recurring services, and value-added financing, the combined entity will position itself to potentially generate increasing annual revenue.

Capitalization Structure

As of June 23, 2025

Common Shares and Pre-funded Warrants[1]	1,157,185
Convertible Note note to former NVG shareholders (US$4 M)	463,822
Options (WAEP: US $ 5,768.27)	360
Warrants (WAEP: US $ 33.75)	265,184
Fully Diluted Common Shares	**1,886,503**
Contingent Common Shares Issuable[2 3 4]	505,102
Fully Dilluted Common Shares With Contingent Issuances	**2,391,605**

[1] 1,157,137 Common shares currently outstanding and 48 common shares issuable upon exercise of pre-funded warrants.

[2] 250,000 Vision marine common shares are pending issuance upon nys court approval of the litigation settlement with series a investors (expected july 29, 2025).

[3] Up to 255,102 vision marine common shares may be issued to the former shareholders of nautical ventures, contingent upon full satisfaction of the conditions related to the NVG real estate acquisition.

[4] Excludes shares underlying convertible notes that may be issued upon the exercise of op tions to acquire entities owning real estate or upon settlement of claims.

VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 6

VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 7 NAUTICAL VENTURES ASSETS 9 Locations Robust Installations Strong Brand Presence Nautical Ventures serves as the commercial foundation of the platform. With over $100 million sales in 2020 to 2023, nine Florida - based locations, and a customer database exceeding 50,000, it is recognized as a prominent retail player in the U.S. boating industry. The company oper - ates two waterfront dealerships and a managed marina, providing access to high - traffic sales environments. Nautical Ventures contributes tangible assets to Vision Marine Technologies through its real estate holdings and established presence with consumers across Florida. Its relationships with leading OEMs and experience in rentals and financing further enhance its role as a valuable commercial channel. Nautical Ventures: Strategic Location Ownership NAUTICAL VENTURES GROUP OWNED PROPERTIES 1400 S. Federal Hwy, Fort Lauderdale, FL 33316 $ 10,100,000 VALUE 1 1925 US HWY 19, Holiday, FL 34691 $ 3,800,000 VALUE 1 3359 SW 42nd Ave, Palm City, FL, 34990 1,050,000 VALUE 1 1440 S. Federal Hwy, Fort Lauderdale, FL 33316 $ 3,800,000 VALUE 2 PALM CITY TAMPA BAY FORT LAUDERDALE FORT LAUDERDALE Winner 2024 1 Real estate valuation is based on an independent valuation analysis. Nautical Ventures currently leases these properties, and Vision Marine Technologies holds the right to acquire them through the issuance of a convertible note. 2 The figure is based on asking price for the property.

NAUTICAL VENTURES ASSETS 139 Shore court, North Palm Beach, FL 33408 700 Myrick St Suite D 8050 N Tamiami Trail, Sarasota, FL 34243 4470 Anglers Ave, Ft. Lauderdale, FL 33312 139 Shore court, North Palm Beach, FL 33408 PENSALACOLA PALM BEACH SARASOTA FORT LAUDERDALE MARINA PALM BEACH YACHT TOYS An Acquisition of a US East Coast Retail Powerhouse Award - Winning Retail Network Winner 2024 VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 8

VISION MARINE TECHNOLOGIES

Vision Marine: Technology Enabler

A Proven Powerfull Electric Propulsion Solution on the Water

Vision Marine brings proven innovation and technical experience to the merged entity. Its E-Motion™ electric outboard is the first certified 180 HP continuous propulsion system in the marine industry, already integrated into over 22 different OEM boat platforms. The company's engineering team, operating since 2021, now expands its commercial footprint by embedding directly into Nautical Ventures' infrastructure. With intellectual property protection and a growing OEM pipeline, Vision Marine enables the company to enhance performance, not just positioning.



E MOTION
ELECTRIC POWERTRAIN TECHNOLOGY™


ELECTRIC
180

McLAREN Engineering
LINAMAR Power to Perform

Proprietary and Patent-Pending Advanced Electric Marine Powertrain Technology

- Third-Party Validated, Industrialized Production Technology
- Extensively Tested for Performance and Reliability

Industrial Production Ready High Voltage Electric Powertrain

- Supply Chain in place
- Linamar certification is now complete

Inventory On-Hand Ready To Be Integrated In Boats

Proprietary Technology Portfolio with 13 Patents Pending

VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 9

VISIO N MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 10 Leading HV Powertrain Integration Expertise 24 Integrations - 12 Boat Brands PONTOONS - CATAMARAN - CENTERCONSOLE - BOWRIDERS HELLKAT POWERBOATS VISION MARINE TECHNOLOGIES VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 10

NAUTICAL VENTURES GROWTH VISION BRANDS CARRIED BY The E - Motion Marine Powertrain Technology can be integrated onto more than 75 % Of Nautical Ventures’ Current Manufacturer Boats . A Strong Strategic and Operational Match VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 11

GROWTH OPPORTUNITIES Expand Aftersales And Maintenance Programs to All Boat Sales . Offer E - Motion 180E : EV Installalation and Maintenance Services Financing And Insurance Embedded At Point Of Sale Service infrastructure is already operational . Work is underway to structure new consumer - facing maintenance and subscription programs, supported by dedicated marketing efforts . With inventory on hand, Vision intends to deploy electric - ready service bays across key locations to support installation, diagnostics, and repairs for both Vision Marine systems and third - party electric platforms . Vision Marine is now offering financing and insurance services at point of sale, with tailored packages available through Nautical Ventures’ retail locations . Recurring Revenue Growth Levers Leveraging Our Newly Created Vertically Integrated Potential VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 12

INVESTMENT

Clear Path To Valuation Expansion And Optional Exits

- **Drive margin improvement through services, F&I offerings, and operational integration**
- **Expand OEM and white-label integrations to scale E-Motion™ deployments across multiple brands**
- **Pursue strategic and opportunistic acquisitions to accelerate growth and broaden market reach**



Uniquely Positioned:

Dominant In ICE Sales Today, And First-In-Line To Capitalize On Electric Growth Tomorrow.

Vision Marine and Nautical Ventures together represent a platform with established revenue, proprietary intellectual property, and a strong regional presence in the U.S. boating market. Nautical Ventures operates across multiple locations in Florida—recognized as the largest boating market by state[1]—while Vision Marine brings high-voltage electric propulsion technology supported by patent filings. With multiple revenue channels and direct-to-consumer access through a trusted retail brand, the organization is positioned for focused commercial execution. This combination reflects a shift from early-stage development to scalable operations.

[1] National Marine Manufacturers Association https://www.nmma.org/statistics/article/24433

VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 13

NAUTICAL VENTURES GROWTH VISION

This Team Blends Vision With Execution.

This team blends vision with execution. Alexandre Mongeon pioneered electric marine propulsion and brings over a decade of technical leadership. Roger Moore built Nautical Ventures into a $100M+ dealer network with high brand equity and operational discipline. Together, they lead a combined team of experts in sales, marine engineering, operations, and finance. It's a leadership bench that can move fast without compromising execution.



Alexandre Mongeon
CEO, Co-Founder,
Vision Marine technologies



Roger Moore
Chief Revenue Officer
Vision Marine Technologies

Vision Marine Now Owns The Channel.

"We don't need to imagine the marine future. We're already selling the boats, installing the propulsion, and servicing the market."

VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 14

VISION Investor Relations Bruce Nurse (303) 919 - 2913 bn@v - mti.com Website investors.visionmarinetechnologies.com VISION MARINE TECHNOLOGIES - VMAR NASDAQ LISTED 15

ANNEX In 2023, Vision Marine Technologies reached a speed of 116 MPH at the Lake of the Ozarks Shootout, setting a new benchmark for electric boat performance.

Protecting Our Leading Proprietary Technologies

To date, Vision has filed 12 out of a planned 25 patents

Strategic patent filing for key components essential for electric HV marine propulsion.

E MOTION™
ELECTRIC POWERTRAIN TECHNOLOGY

1. Outboard Power Control Unit For Controlling An Electric Motor Of An Outboard Engine - 2/24/25
2. Cryptographic Authentication Of Components In An Electric Vessel -4/24/24
3. Controlling A Cooling System Water Intake Pump Of An Electric Marine Vessel- 4/30/24
4. Implementing A Torque Fuse In An Electric Marine Propulsion System - 5/6/24
5. Battery Pack For An Electric Marine Vessel- 5/15/24
6. Responding To Detecting An Error Associated With One Or More Powertrain Components Of An Electric Vessel - 5/31/24
7. Adaptive Control Of A Water Pump In A Marine Propulsion System - 3/10/25
8. Authenticating Powertrain Components Of An Electric Vessel By A Battery Management Controller - 1/13/25
9. Enhancing Safety In An Electric Marine Vessel Using Independent Fault Detection Loops In A Power Distribution Unit For An Electric Marine Vessel - 1/27/25
10. Distributed Control System Architecture - 2/6/25
11. Establishing Secure Communication Between An Interface Device And Control Systems Of An Electric Marine Vessel - 4/8/25
12. Overload Protection For A Cooling PumpMotor In An Electric Marine Vessel - 5/7/25



Charges Anywhere | Regular Shore Power Compatible 120/240V

+180 HP | Unparalleled Performance

ANNEX - VMAR NASDAQ LISTED 17

T echnolog y Integration Pushing the Limits of Electric Speed Performance. Can’t Stop, Won’t Stop | E - Motion offers a powerful turnkey technology to manufacturers . Over the years, we have demonstrated its effectiveness to thousands of boating enthusiasts . 116 MPH S2 2019 30 MPH VOLT 180 2021 49 MPH BRUCE 22 2022 109 MPH HELLKAT 2023 Now available on Youtube ANNEX - VMAR NASDAQ LISTED 18